SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S/A.

(publicly-held company)

C.N.P.J./M.F. nº 06.164.253/0001 -87

N.I.R.E. 35.300.314.441

CALL NOTICE

ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

The Shareholders are hereby called to meet at the Annual and Special Shareholders Meeting to be held on April 30, 2010, at 09:00 a.m., on Praça Comte Linneu Gomes, S/N, Portaria 3 – at the Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, CEP. 04626-020, in the Capital of the State of São Paulo, to:

      I . Annual Meeting:

(a)
examine, discuss and vote upon the Accounts of the administration, including the financial statements, the report of the Independent Auditors and other documents relating to the fiscal year ended on December 31, 2009;

(b)	to resolve on the allocation of the net profit for the year and confirmation of the advanced distribution of dividends for fiscal year 2009;
(c)	elect the members to the Board of Directors under the terms of the Company’s Bylaws; and
(d)	set the annual overall compensation of the Directors/Officers for fiscal year 2010.

      II . Special Meeting

      To amend the Stock Option Plan, approved at the Special Shareholders’ Meeting held on December 09, 2004, as amended.

We further inform you that: (i) the management report for the fiscal year ended on the above mentioned date; (ii) the financial statements; (iii) the independent auditors’ report; (iv) the proposal for allocation of the net profit and distribution of dividends for fiscal year 2009; (v) the budget for 2010; (vi) press release of results for the fourth quarter (4Q09) and the year of 2009; (vii) form 20- F relating to fiscal year 2009, filed with the Brazilian Securities and Exchange Commission (CVM) and the North-American Securities and Exchange Commission (SEC) on March 31, 2010, (viii) proposal for the annual overall compensation of the Directors/Officers for fiscal year 2010 to be approved by shareholders; and (ix) the proposal for change to the Stock Option Plan, are available to shareholders at the Company’s head-office and are available on the websites of the Investor Relations office (http://www.voegol.com.br/ri), the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and the BMF&Bovespa – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) .

Any shareholder wishing to be represented by a proxy at the meeting shall be required to deliver the respective power of attorney, granting special powers and certification of the signature, at the above mentioned address, to the attention of the Investor Relations Officer, until forty-eight (48) hours before the date scheduled for the Meeting. The minimum percentage for adoption of the multiple vote process for election of the members of the Board of Directors is five percent (5%) of the voting capital, as set forth in article 3 of CVM Instruction no. 165, dated December 11, 1991, as amended by CVM Instruction no. 282, dated June 26, 1988.

São Paulo, 15 April 2010

Board of Directors

Alvaro de Souza - Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:April 15, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.